Exhibit 21.1

List of Subsidiaries of BrightSource Energy, Inc.

1.	BrightSource Industries (Israel) Ltd, an Israeli private company.

2.	BrightSource Operations (Israel) Ltd., an Israeli private company.

3.	BrightSource Construction Management, Inc., a Delaware corporation.

4.	BrightSource Ivanpah Holdings, LLC, a Delaware limited liability company.